Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118

August 11, 2020

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$300,000,000 0.80% Senior Notes, Series Q, Due 2025 (the “Notes”)
Principal Amount:	$300,000,000
Maturity Date:	August 15, 2025
Coupon:	0.80%
Benchmark Treasury:	0.25% due July 31, 2025
Benchmark Treasury Price / Yield:	99-26 / 0.288%
Spread to Benchmark Treasury:	55 basis points
Yield to Maturity:	0.838%
Price to Public:	99.814% of the principal amount
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2021.
Redemption Provisions:	Make-whole call at any time prior to July 15, 2025 (one month prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par.
Trade Date:	August 11, 2025
Settlement Date*:	August 14, 2025 (T+3)
Concurrent Offerings:	The Issuer is also offering $300,000,000 of its 3.45% Senior Notes, Series P, Due 2050 and $600,000,000 of its 1.65% Senior Notes, Series R, Due 2030.
CUSIP / ISIN:	30040W AJ7 / US30040WAJ71
Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC
Passive Lead Arrangers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on August 14, 2020) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864; BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; MUFG Securities Americas Inc. toll-free at (877) 649-6848; TD Securities (USA) LLC toll-free at (855) 495-9846; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.